January 15, 2025

Thomas J. Bell
Chief Financial Officer and Treasurer
Byline Bancorp, Inc.
180 North LaSalle Street
Suite 300
Chicago, IL 60601

       Re: Byline Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38139
Dear Thomas J. Bell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance